Rollin' Vets Group Inc.

Annual Report

for year ending December 31, 2020

Rollin' Vets Group Inc.

This Annual Report is furnished for the purpose of ongoing reporting requirements. The issuer has offered and/or sold securities in reliance on section 4(a)(6) of the Securities Act and must file with the Commission and post on the Issuer's website an annual report along with the financial statements.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Katharine Eick, certify that the financial statements of Rollin' Vets Group Inc. included in this report are true and complete in all material respects.

_____
Signature

_____
Title

TABLE OF CONTENTS

APPENDIX A Financial Statements with Review Report

I. DESCRIPTION OF BUSINESS AND CAPITALIZATION

Rollin' Vets Group Inc. was formed on July 14, 2020 in Delaware and will hold all business assets of the Rollin' Vets veterinary practice. Since ownership of veterinary practices are restricted, this entity was formed to allow investors to invest in this concept. Rollin' Vets had been operating under South by South Vets since 2016. The Issuer anticipates that the total cost of the project will be approximately $600,000. Rollin' Vets is seeking to crowdfund an amount between the minimum of $25,000 and maximum of $600,000. The managing member of the Issuer has contributed $20,000 in equity to date. If Rollin' Vets is able to complete a successful offering, the principals of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost. Please also see Section IV – Financial Statements and Appendix A for more information.

Rollin' Vets Group Inc. is located at 5353 W. Alabama St Ste. 301, Houston, TX 77056. Information regarding Rollin' Vets Group Inc. can be found online at www.rollinvets.com. Rollin' Vets Group Inc. currently employees XXXXX.

Rollin' Vets certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It is not disqualified from relying on the Rule 506(c) exemption under Regulation D by Rule 506(d) or Ruler 506(e) of Regulation D.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Equity interests	100%	100%	All	N/A

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Katharine Eick	92%

The principal shareholder identified herein is the holder of equity interests in the Issuer, distinct from the Securities offered to investors through the offering. While holders of equity interests may have certain voting rights under the bylaws of the Issuer, the Securities are debt securities and their terms are governed solely by the Convertible Promissory Note. For the avoidance of doubt, the Member may not limit, dilute or qualify the Securities issued pursuant to this offering.

II.   KEY PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of Rollin' Vets are listed below.

Name	Bio
Katharine Eick, CEO	Dr. Eick graduated Summa Cum Laude from AUCVM in 1998 and has worked in a variety of veterinary medicine positions, including opening/running/selling a brick and mortar clinic in Roanoke, VA. Dr. Eick founded this service in January 2016 with 1 sprinter van and 1 employee. Since then the practice has grown to a total of 3 full time veterinarians, 1 practice manager, 2 full time client liaisons and 4 full time veterinary technicians.

III.   USE OF PROCEEDS KEY PERSONS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$100,000	$600,000
Less: Offering Expenses	Up to $9,000	Up to $54,000
Net Proceeds	At least $101,000	At least $546,000
Use of Proceeds	Purchasing/leasing vans, marketing, hiring, app development, working capital	Increased spend on purchasing/leasing vans, marketing, hiring, app development, working capital

IV.   FINANCIAL STATEMENTS

Current Financial Statements (Reviewed). Please see Appendix A for the financial statements.

Pro Forma Financial Statement



	2019	2020	2021	2022	2023
Revenue	$ 1,522,801	$ 1,842,375	$ 3,831,001	$ 8,939,575	$ 17,714,093
COGS	$ 410,989	$ 1,316,488	$ 2,008,854	$ 2,782,158	$ 3,713,278
Total Expenses	$ 1,406,342	$ 1,921,145	$ 3,618,941	$ 6,135,303	$ 8,327,451
Operating Expenses	$ 995,354	$ 604,656	$ 1,610,086	$ 3,353,145	$ 4,614,173
EBIT	$ 96,989	$ (78,770)	$ 212,060	$ 2,804,273	$ 9,386,642
EBITDA	$ 164,239	$ 49,417	$ 343,425	$ 2,993,832	$ 9,684,535
Net Income	$ 61,137	$ (102,186)	$ 175,591	$ 2,191,063	$ 7,454,737
Cash	$ 10,657	$ 621,124	$ 507,482	$ 7,674,266	$ 15,281,328
Long Term Debt	$ 397,114	$ 1,429,007	$ 817,071	$ 929,711	$ 2,482,779
Capex	$ (6,000)	$ (432,500)	$ (342,800)	$ (354,500)	$ (1,850,000)
Customers (EOY)	2,800	3,688	4,602	7,487	12,318
Average Customers	1,922	3,244	4,145	6,045	9,903
Revenue Growth		21%	108%	133%	98%
EBIT	6.4%	-4.3%	5.5%	31.4%	53.0%
EBITDA	10.8%	2.7%	9.0%	33.5%	54.7%
Net Debt / EBITDA	2.35	16.35	0.90	-2.25	-1.32
Capex / Revenue	0.4%	23.5%	8.9%	4.0%	10.4%
ROIC	17.6%	-5.5%	24.3%	34.1%	53.7%
ROE	192.4%	31.9%	-120.9%	31.1%	51.4%

V.   RISK FACTORS

An investment in the Convertible Notes is speculative and illiquid and involves a high degree of risk. In making an investment decision, investors must rely on their own examination of Rollin' Vets and the terms of the offering, including the merits and risks involved. Prospective purchasers in the offering must carefully consider the following Risk Factors that relate to the Convertible Notes being sold in the offering before purchasing any Convertible Notes. The risks set forth below are not the only ones facing Rollin' Vets. Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and/or operations could suffer. In such event, the value of the Convertible Notes could decline, and you could lose all or a substantial portion of the money that you pay for the Convertible Notes. An investor should not invest any funds unless he or she can afford to lose his or her entire investment.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

There is no active trading market for our Securities and an active trading market is unlikely to develop.

Convertible Notes are highly illiquid securities, have no public market and are generally not transferable, which limits the value of the Securities.

There is no assurance that we will be able to complete this round of financing.

We are authorized to accept purchases as they are made, subject to receiving the Minimum Investment Amount, and as a result can offer no assurance that we will be able to complete this round of financing in full. If we are unable to complete the financing in full, we will need to raise additional funds in the future through additional debt or equity financing, and there is no assurance that financing will be available or on terms favorable to investors as the Issuer's ability to raise such financing will depend on prevailing market conditions and the results of our business operations. Additionally, we may be unable to raise a subsequent round of financing causing the conversion of the Convertible Notes to capital securities sold in a subsequent equity financing event, or NS Shadow Series units, or such financing may not be on terms favorable to investors.

We will have broad discretion in the use of the net proceeds from this offering and may not use the proceeds effectively.

Although the Issuer plans to use the proceeds of this offering primarily to invest in hiring, equipment purchases, working capital and marketing activities, it will not be restricted to such use and will have broad discretion in determining how the proceeds of the offering will be used. The Issuer's discretion is not limited by the uses set forth in any materials provided to investors. While the Issuer believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors.

Investors have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our investors may not agree with the manner in which we choose to allocate and spend the net proceeds.

You should obtain independent tax and legal advice concerning this offering.

Each purchaser of our Securities is urged to consult his, her or its own tax and legal advisors with respect to the particular tax and legal consequences of this offering. Neither the Issuer nor any member or any member's counsel has offered any tax or legal advice with respect to the investment.

Business Risks

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues.

The mobile vet space is still emerging, and our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make

our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Reputational Risks

Adverse publicity concerning the veterinary industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Competition Risks

The market for the veterinary industry is competitive and we may need to compete with other established competitors, such as Banfield, which recently launched a mobile vet concept on the West Coast. We compete with these other businesses on the basis of quality and price of products and/or services offered, convenience, location and overall customer experience. The veterinary industry in the Houston area is highly competitive in terms of type and quality of service, location, and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in customer preferences away from the veterinary industry or our inability to develop new services that appeal to customers may negatively affect revenues.

Market Risks

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our success also depends on the popularity of our services and the overall experience provided to guests. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

Risks from Work Stoppages, Terrorism or Natural Disasters

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes and flooding, are known to occur sporadically in Houston, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers or employees or suppliers to reach destinations, property damage and lost sales if we are forced to close for an extended period of time.

Management Risks

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of our operations is labor. We compete with other employers in the market for workers and may be subject to higher labor costs as a result of such competition. There is a supply and demand imbalance of qualified veterinarians, which Rollin' Vets aims to mitigate through an internship program, student loan payment benefit and potentially a franchise model. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the veterinary industry, including doctors and technicians. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of

our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

Privacy Risks

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

Mobile Facility Risks

We will lease or own the vans used for the mobile vet service. If we lease, we would be subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all. The supply of suitable vans may be constrained. We are looking at used options and alternative manufacturers, but we may have difficulty or be unable to acquire vans as needed. Financing options may be higher than expected.

Legal Risks

Businesses in our industry can be adversely affected by litigation and complaints from customers or government authorities resulting from illness, injury or other concerns or operating issues stemming from one or more mobile vehicle operations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from Rollin' Vets. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

Environmental Risks

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from Rollin' Vets. Environmental conditions relating to releases of hazardous substances at Rollin' Vets could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

Information Technology Risks

We rely heavily on information systems, such as point-of-sale processing, for management of operations, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

Intellectual Property Risks

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique services of Rollin' Vets. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

Regulatory Risks

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of operations. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to mobile vehicles, veterinary practices, zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. Compliance with additional regulations can become costly and affect operating results.

Tax Risks

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Limited Source of Repayment

The only source of financial return for investors is as set forth in the Convertible Promissory Note and there is no guarantee of any investment return. The Securities are speculative investments

inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither Rollin' Vets nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rollin' Vets and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to Rollin' Vets, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Rollin' Vets. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Rollin' Vets's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Rollin' Vets for profits derived from such other such activities.

VI.   LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

Rollin' Vets is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding and Rule 506 of Regulation D

With respect to Rollin' Vets, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Accredited Investor Verification under Rule 506(c) of Regulation D

Accredited investors that invest in Rollin' Vets under Rule 506(c) of Regulation D will undergo a verification process to confirm their accredited investor status. The Issuer relies on documentation and certifications from each investor submitted in order to make such determination. The Issuer is not responsible for any false or misleading documents or certifications submitted by investors as part of the accredited investor verification process, which may cause the Issuer to lose its claim of this offering's exemption from securities registration.

Affiliated Party Transactions

Except as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the

preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
NA			

Certain Tax Considerations

The Issuer has chosen to be taxed as a corporation. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

APPENDIX A
Financial Statements with Review